UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

FORTUNE PARTNERS, INC.

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(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

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(Title of Class of Securities)

CS1 176

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(CUSIP Number)

POWER AIR DYNAMICS LIMITED
Level 2, 33 York Street
Sydney, Australia 2000

011-612-9299-2366

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2005

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CS1 176

  Names of Reporting Person: POWER AIR DYNAMICS LIMITED

  I.R.S. Identification Nos. of above person (entities only):

  Check the Appropriate Box if a Member of a Group (See Instructions):

    [_]

    [_]

  SEC Use Only:

  Source of Funds (See Instructions): SC, OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

  Citizenship or Place of Organization: Australia

  Number of Shares Beneficially by Owned by Each Reporting Person With:

  Sole Voting Power:               14,693,423 shares of common stock

  Shared Voting Power:          NIL SHARES

  Sole Dispositive Power:       14,693,423 shares of common stock

  Shared Dispositive Power:   NIL SHARES

  Aggregate Amount Beneficially Owned by Each Reporting Person: 14,693,423 shares of common stock

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          NOT APPLICABLE

  Percent of Class Represented by Amount in Row (11): 35.06% (based on 41,903,729 shares of common stock issued and outstanding as of September 30, 2005)

  Type of Reporting Person (See Instructions) :          CO

CUSIP No. CS1 176

ITEM 1.          SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is common stock, at a par value of $0.001 per share (the "Shares"), of FORTUNE PARTNERS, INC., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 1100, 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7 Canada.

ITEM 2.          IDENTITY AND BACKGROUND.

  Name of Persons filing this Statement:

  This statement is filed by POWER AIR DYNAMICS LIMITED ("Power Air" or the "Reporting Person"), an Australian corporation.

  Residence or Business Address:

  The business address of Power Air is Level 2, 33 York Street, Sydney Australia, 2000.

  Present Principal Occupation and Employment:

  Power Air is a development stage company engaged in the business of developing, manufacturing and marketing fuel cell based commercial products.

  Criminal Proceedings:

  Power Air has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

  Civil Proceedings:

  Power Air has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship:

Not applicable.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a share exchange agreement dated September 30, 2005, Power Air was issued an aggregate of 14,693,423 Shares, at a deemed price of $0.65 per Share, in exchange for its sale of all of the issued and outstanding shares of Power Air Tech, Inc. to the Issuer.

ITEM 4.          PURPOSE OF TRANSACTION.

The purpose or purposes of the acquisition of the Shares by Power Air is for investment purposes. Power Air reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

CUSIP No. CS1 176

Power Air does not have any current plans or proposals which would relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

  Beneficial Ownership.

Power Air is the beneficial owner of 14,693,423 shares of common stock of the Issuer, representing approximately 35.02% of the Issuer's issued and outstanding shares of common stock (based on 41,903,729 shares of common stock issued and outstanding as of September 30, 2005). Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934.

  Power to Vote and Dispose.

  Power Air has the direct power to vote and direct the disposition of the Shares held by it.

  Transactions Within the Past 60 Days.

  CUSIP No. CS1 176

  Except as noted herein, Power Air has not effected any other transactions in the Issuer's securities, including common stock of the Issuer, within sixty (60) days preceding the date hereof.

  Certain Rights of Other Persons.

Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Power Air does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, Power Air has not pledged securities of the Issuer nor are the securities of the Issuer held by Power Air subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Share exchange agreement dated September 30, 2005 among the Issuer and each of Power Air Dynamics Limited, Power Air Tech, Inc., HDH Group, LLC and Mr. H. Dean Haley.(1)

(1)     Previously filed as an exhibit to the Issuer's Current Report on Form 8-K filed on October 7, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2005.
POWER AIR DYNAMICS LIMITED by its authorized signatory: s/s "Stephen Harrison" ___________________________ Name: Stephen Harrison Title: Director